April 13, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary Beth Breslin

Re:	Surface Oncology, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 9, 2018
File No. 333-223877

Dear Ms. Breslin:

This letter is submitted on behalf of Surface Oncology, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Registration Statement on Form S-1, filed on April 9, 2018 (“Amendment No. 2”), as set forth in your letter dated April 12, 2018 addressed to Daniel S. Lynch, Director of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and the Amendment No. 3 (marked to show changes from Amendment No. 2).

Amendment No. 2 to Form S- filed on April 9, 2018

Risk Factors

Our bylaws designate the Court of Chancery of the State of Delaware or the U.S. federal district courts as the exclusive forum..., page 58

1.	We note your revised disclosure that your bylaws will provide that the United States District Court for the

April 13, 2018

District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please expand your disclosure to discuss the risks associated with such provision.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 3.

Use of Proceeds , page 61

2.	We refer you to comment 1 from our letter dated March 21, 2018. Please expand your disclosure to include the amount of proceeds to be allocated among each of your other product candidates and additional programs referenced in the second bullet point.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 9 and 61 of Amendment No. 3.

* * * * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 459-7234.

Sincerely,

/s/ Seo Salimi
Seo Salimi, Esq.

cc:	J. Jeffrey Goater, Surface Oncology, Inc.

Daniel S. Lynch, Surface Oncology, Inc.

Kingsley L. Taft, Goodwin Procter LLP

Robert E. Puopolo, Goodwin Procter LLP